CRH

02045844

File No. 0-17630

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE 7-11-02

Report of Foreign Issuer

CRH Announces Further Development Initiatives of Euro 394 Million

CRH public limited company
Belgard Castle, Clondalkin,
Dublin 22, Ireland.

Indicate by check mark whether the registrant files
or will file annual reports under cover of
Form 20-F or Form 40-F.

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furnishing the information to the Commission pursuant
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registrant in connection with Rule 12g-3-2(b): 82-____.

July 10, 2002

CRH ANNOUNCES FURTHER DEVELOPMENT INITIATIVES OF EURO 394 MILLION

CRH plc, the international building materials group, announces a range of development initiatives totalling euro 394 million undertaken during the first half of 2002. These initiatives, which are in addition to the **EHL** and **U.S. Aggregates** transactions announced in May, bring total development spend for the first half of 2002 to over euro 630 million, of which approximately one-third arises in Europe with the balance in the Americas.

Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said:

*"In combination with the **EHL** and **U.S. Aggregates** deals, these initiatives, comprising 18 acquisitions and investments and two capital expenditure projects, demonstrate the continued success of CRH's development strategy in securing strategic mid-sized deals and in undertaking capacity enhancements to drive growth and consolidate market leadership positions across all Divisions of the Group."*

The principal initiatives contained in this Development Strategy Update are summarised as follows:

- **Materials - Europe : euro 9.7 million** - construction of a precast concrete wall panel facility in Ireland, purchase of an aerated concrete producer in northern Poland and establishment of a greenfield asphalt business in Warsaw.

- **Products & Distribution - Europe : euro 37.6 million** - three acquisitions by the Distribution Group adding four branches in the Netherlands and seven in Switzerland.

- **Materials - The Americas : euro 242.2 million** - ten acquisitions/investments in New Hampshire, Montana, Iowa, Idaho, Ohio and West Virginia and construction of additional liquid asphalt storage facilities in Shelly's Ohio operations.

- **Products & Distribution - The Americas : euro 104.3 million** - three acquisitions by the Architectural Products Group and the Distribution Group in New York/New Jersey, downtown Chicago and southern California.

Contact at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony	**Chief Executive**
Harry Sheridan	**Finance Director**
Myles Lee	**General Manager - Finance**

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404 1000 FAX +353.1.404 1007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

CRH ANNOUNCES FURTHER DEVELOPMENT INITIATIVES OF EURO 394 MILLION

CRH plc, the international building materials group, announces a range of development initiatives totalling euro 394 million undertaken during the first half of 2002. These initiatives, which are in addition to the **EHL** and **U.S. Aggregates** transactions announced in May, bring total development spend for the first half of 2002 to over euro 630 million, of which approximately one-third arises in Europe with the balance in the Americas.

Materials - Europe : euro 9.7 million

Republic of Ireland

Roadstone Dublin has commenced construction of a precast concrete wall panel plant at its Belgard facility in southwest Dublin at a total cost of euro 2.4 million. The plant, which is expected to be commissioned by the end of this year, will expand Roadstone Dublin's existing range of walling products.

Poland

In February, the Division acquired ***Prefabet Reda***, an aerated concrete producer located close to Gdynia in northern Poland with annual sales of euro 5 million. The acquisition is in line with the Division's strategy to develop a nationwide presence in this sector and complements the purchase in 2000 of Warsaw-based Prefabet Kozienice.

By way of further expanding its downstream market presence, the Division has established an asphalt production company (***Masfalt***) to serve the blacktop market in the Warsaw region. This investment provides strong potential for future bolt-on development activity and for the formation of strategic linkages with major road contractors. The new facility is expected to be fully operational for the latter part of the 2002 paving season.

The total cost of these initiatives in Poland is euro 7.3 million, on which goodwill of euro 0.5 million arises.

Products & Distribution - Europe : euro 37.6 million

Distribution Group

In April, the Distribution Group acquired ***Stiho Bouwmarkten,*** expanding its network of DIY stores in the Benelux, all of which operate under the market-leading GAMMA/KARWEI franchise, to 62 outlets. With three GAMMA stores in the densely populated province of Utrecht and annual sales of euro 20 million, the acquisition establishes a significant initial presence for the group in this area of the Netherlands from which to pursue further development opportunities.

In June, Garfield Aluminium acquired ***Aluland***, a specialised aluminium merchant located near Rotterdam in the Netherlands with annual sales of euro 6 million. In conjunction with envisaged margin enhancement opportunities, this transaction broadens Garfield's product range and consolidates its position as the leading independent aluminium merchant in the Netherlands.

Distribution Group (continued)

Also in June, Richner (formerly Jura Distribution) purchased ***Vicom Baubedarf***, a Swiss builders merchant with annual sales of euro 70 million. With seven locations in the German-speaking part of northwestern Switzerland, the acquisition brings the number of outlets in the Richner branch network to 36. The acquisition is expected to yield cost benefits principally in terms of purchasing and logistics.

The total cost of the three Products & Distribution - Europe acquisitions is euro 37.6 million, on which goodwill of euro 10.3 million arises.

Materials - The Americas : euro 242.2 million

The Materials Division in North America continued its expansion drive during the first half of 2002 with the completion of a total of ten deals yielding combined incremental annual sales of circa euro 187 million.

Northeast Group

In June, the Division acquired ***Quinn Brothers***, an integrated aggregates and asphalt producer in southern New Hampshire with annual sales of euro 5 million. The deal consolidates Pike's competitive positioning in the New Hampshire area by providing access to additional strategically located, high quality aggregate reserves.

Western Group

In January, the Division purchased ***Maronick Construction***, the leading producer and supplier of construction aggregates, asphalt and readymixed concrete in Helena, western Montana. With annual sales of euro 27 million and owned aggregate reserves of 120 million tons, the acquisition provides an excellent geographic fit with Jensen, CRH's existing Montana-based business. The integration of the two businesses is expected to result in operational synergies and a programme of asset rationalisation.

As part of its strategy to establish an integrated materials business in Iowa following the purchase of Hallett Materials and Des Moines Asphalt in August 2001, the Division acquired ***Nuckolls Concrete Services***, the leading readymixed concrete producer in central and western Iowa, in January. With annual sales of euro 61 million, the acquisition consolidates Oldcastle's position in the Iowa market and should generate savings in terms of cement purchasing, haulage and administration. In addition, Nuckolls completed two bolt-on acquisitions in June (***Hosteng Concrete and Gravel*** and ***J.W. Ready Mix and Construction***) with combined annual sales of euro 3 million. These acquisitions further expand the Division's readymixed concrete activities and sand and gravel reserve positions in western Iowa.

In February, the Division acquired selected assets of ***U.S. Aggregates*** in southwestern Idaho comprising eight readymixed concrete plants and permitted sand and gravel reserves totalling 15 million tons. With annual sales of euro 32 million, the acquisition augments the existing Idaho business through expanding market coverage and offers scope for adding value through overhead reduction and other savings. The subsequent acquisition by CRH of U.S. Aggregates' operations in Utah and Alabama was separately announced in May 2002.

Materials - The Americas (continued)

Central Group

In April, the Materials Division acquired 35 million tons of permitted, high quality aggregate reserves from ***Kermit Butcher Contractors*** in Elkins, West Virginia. Development activity in this area continued in June with the acquisition of ***R.H. Armstrong***, an integrated aggregates and asphalt business, also based in Elkins, with annual sales of euro 13 million. In combination with Kermit Butcher, this transaction, with 25 million tons of owned aggregate reserves, further improves aggregate self-sufficiency in Shelly's West Virginia operations and positions the enlarged business to participate in local infrastructure projects.

Also in April, Oldcastle Materials entered into a joint venture arrangement with ***W.W. Boxley Company*** in southeastern West Virginia. With long-term access to 115 million tons of aggregate reserves and annual sales of euro 12 million (CRH share: euro 6 million), the joint venture provides a strategic base for further development activity in this region.

In June, the Division bought two sand and gravel deposits and four quarries with a total of 225 million tons of aggregate reserves in Columbus, Ohio from ***Martin Marietta Materials***. In addition to augmenting aggregate self-sufficiency in the Shelly Group, the acquisition, with annual sales of euro 40 million, complements Shelly's existing aggregate, asphalt and readymixed concrete businesses in the Columbus market and enhances vertical integration. A reorganisation of production within the Columbus region should permit the realisation of cost savings in the areas of production and delivery.

The total cost of the ten deals completed by Materials - The Americas amounts to euro 235.8 million, on which goodwill of euro 33.2 million arises.

In addition, the Shelly Group has undertaken a project to construct three 30,000-ton liquid asphalt storage tanks at the Gallipolis terminal on the Ohio River in southern Ohio at a total cost of euro 6.4 million. The investment will lead to a substantial increase in Shelly's winter-fill storage capacity for bitumen thereby enabling it to take further advantage of lower seasonal prices for this key raw material.

Products & Distribution - The Americas : euro 104.3 million

Architectural Products Group (APG)

In March, APG purchased ***Anchor Concrete Products,*** the leading manufacturer of masonry, interlocking pavers and segmental retaining walls in New Jersey with annual sales of euro 49 million. In addition to providing extra production capacity for the homecenter business in the New York/New Jersey metropolitan area, the acquisition of Anchor gives APG an increased dealer network for its own product lines (including both Belgard® hardscapes and Trenwyth® architectural masonry products) and consolidates its position in the attractive segmental retaining walls market by securing Anchor's Keystone® licence for the New Jersey region.

Distribution Group

Remodelers Supply, a single-branch distributor of siding, roofing and related products in the Chicago market, was acquired in March. With annual sales of euro 14 million derived principally from the residential sector, the acquisition of Remodelers provides Allied with its first branch in downtown Chicago, complementing its other Chicagoland area locations, and is in line with its stated development strategy of increasing its presence in major metropolitan areas.

Distribution Group (continued)

In June, the Distribution Group acquired ***A.L.L.***, the largest distributor of roofing materials to professional contractors in southern California. With nine long-established and well-located branches generating annual sales of circa euro 88 million, the acquisition affords Allied the necessary critical mass in this market. It is anticipated that post-acquisition synergies will materialise through best practice transfers and optimisation of purchasing programmes.

The total cost of the three acquisitions completed by Products & Distribution - The Americas amounts to euro 104.3 million including goodwill of euro 41.3 million.

** Ends **

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404 1000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

CRH plc
The International Building Materials Group

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

CRH

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 10th July 2002

By: M.P. Lee

CRH plc
The International Building
Materials Group

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 10th July 2002

By: /s/M.P. Lee
M.P. Lee
General Manager – Finance